                                   August 20, 1996


Beverly Bancorporation, Inc.
1357 West 103rd Street
Chicago, Illinois 60643

       Re:    Beverly Bancorporation, Inc.
              Registration Statement No. 333-6651
              -----------------------------------

Gentlemen:

       We have acted as counsel for Beverly Bancorporation, Inc., a Delaware corporation (the "Company"), in connection with the preparation of the above-referenced registration statement on Form S-1 (the "Registration Statement") relating to the registration of 1,150,000 shares of the Company's Common Stock (the "Shares") and the proposed sale of the Shares to an underwriting group, pursuant to the terms of an underwriting agreement filed as
Exhibit 1 to the Registration Statement (the "Underwriting Agreement").

       We have participated in the preparation of the Registration Statement filed with the Securities & Exchange Commission. In this connection, we have examined originals or copies identified to our satisfaction of such documents, corporate and other records, certificates, and other papers as we deemed necessary to examine for purposes of this opinion, including but not limited to the Certificate of Incorporation and By-laws of the Company and resolutions of the board of directors of the Company.

       It is our opinion that the Shares to be issued and sold by the Company pursuant to the Underwriting Agreement will, on payment of the purchase price therefor to the Company in accordance with the terms of the Underwriting Agreement, be legally issued, fully paid and non-assessable.

       We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Lord, Bissell & Brook under "Legal Matters" in the Prospectus included in the Registration Statement.

                                        Very truly yours,


                                        LORD, BISSELL & BROOK